Exhibit 99.1

CLIK Announces 1-for-30 Share Consolidation

Hong Kong, October 7, 2025 (GLOBE NEWSWIRE) -- Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leading human resources and senior care solutions provider based in Hong Kong, announces the approval of the proposed 1-for-30 share consolidation of the Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) of no par value each (the “Share Consolidation”).

Beginning with the opening of trading on October 10, 2025, being the market effective date, the Class A Ordinary Shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “CLIK” but under a new CUSIP number of G2R09D110. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation every 30 issued and outstanding Ordinary Share of no par value each will automatically be consolidated into 1 issued and outstanding Ordinary Share of no par value each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholders’ percentage in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Company’s current total number of shares outstanding is 34,362,000, comprising 24,550,600 Class A Ordinary Shares and 9,811,400 Class B Ordinary Shares. The Company’s total number of shares will be 1,145,400 on a post-Share Consolidation basis, comprising 818,353 Class A Ordinary Shares and 327,047 Class B Ordinary Shares. The Share Consolidation was approved by the Company’s board of directors on September 11, 2025 and its shareholders on April 14, 2025.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 20,500 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F
Tower 2, The Gateway
Harbour City, Kowloon
Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200